Exhibit 99.2

Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	January 31, 2010
Interest, Dividend and Fee Income
Loans	$1,932	$1,925	$1,845	$1,737	$1,763
Securities	634	563	543	510	518
Deposits with banks	21	23	18	16	17
	2,587	2,511	2,406	2,263	2,298
Interest Expense
Deposits	679	666	610	527	559
Subordinated debt	33	32	30	28	29
Capital trust securities	12	14	18	19	20
Other liabilities	236	189	177	167	158
	960	901	835	741	766
Net Interest Income	1,627	1,610	1,571	1,522	1,532
Provision for credit losses (Note 2)	248	253	214	249	333
Net Interest Income After Provision for Credit Losses	1,379	1,357	1,357	1,273	1,199
Non-Interest Revenue
Securities commissions and fees	302	266	258	261	263
Deposit and payment service charges	195	199	206	197	200
Trading revenues (losses)	208	166	(1)	213	126
Lending fees	149	144	148	138	142
Card fees	45	65	67	66	35
Investment management and custodial fees	92	91	90	86	88
Mutual fund revenues	154	144	139	134	133
Securitization revenues	167	188	167	151	172
Underwriting and advisory fees	152	135	91	97	122
Securities gains, other than trading	32	40	9	54	47
Foreign exchange, other than trading	23	22	22	28	21
Insurance income	122	83	70	86	82
Other	78	76	70	16	62
	1,719	1,619	1,336	1,527	1,493
Net Interest Income and Non-Interest Revenue	3,098	2,976	2,693	2,800	2,692
Non-Interest Expense
Employee compensation (Note 8)	1,210	1,120	1,062	1,071	1,111
Premises and equipment	343	379	337	319	308
Amortization of intangible assets	50	46	52	55	50
Travel and business development	86	109	85	77	72
Communications	60	60	61	58	50
Business and capital taxes	11	10	19	12	11
Professional fees	99	118	98	79	77
Other	187	181	184	159	160
	2,046	2,023	1,898	1,830	1,839
Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	1,052	953	795	970	853
Provision for income taxes	258	196	107	207	177
	794	757	688	763	676
Non-controlling interest in subsidiaries	18	18	19	18	19
Net Income	$776	$739	$669	$745	$657

Preferred share dividends	$34	$34	$33	$34	$35
Net income available to common shareholders	$742	$705	$636	$711	$622
Average common shares (in thousands)	567,301	565,088	561,839	558,320	553,992
Average diluted common shares (in thousands)	569,938	568,083	565,196	561,868	557,311
Earnings Per Share (Canadian $) (Note 12)
Basic	$1.31	$1.25	$1.13	$1.27	$1.12
Diluted	1.30	1.24	1.13	1.26	1.12
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.70

The accompanying notes are an integral part of these interim consolidated financial statements.

26	• BMO Financial Group First Quarter Report 2011

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	January 31, 2010
Assets
Cash and Cash Equivalents	$20,717	$17,368	$15,083	$13,623	$12,341
Interest Bearing Deposits with Banks	3,522	3,186	3,121	2,741	3,563
Securities
Trading	74,377	71,710	66,300	70,978	64,874
Available-for-sale	47,367	50,543	51,899	50,886	52,644
Other	1,137	1,146	1,151	1,534	1,552
	122,881	123,399	119,350	123,398	119,070
Securities Borrowed or Purchased Under Resale Agreements	35,887	28,102	24,317	25,053	34,498
Loans
Residential mortgages	50,294	48,715	47,097	46,671	46,535
Consumer instalment and other personal	51,751	51,159	49,741	47,774	46,813
Credit cards	3,221	3,308	3,304	3,318	3,324
Businesses and governments	66,334	68,338	68,407	66,894	67,690
	171,600	171,520	168,549	164,657	164,362
Customers’ liability under acceptances	7,194	7,001	6,885	6,981	7,169
Allowance for credit losses (Note 2)	(1,880)	(1,878)	(1,879)	(1,885)	(1,943)
	176,914	176,643	173,555	169,753	169,588
Other Assets
Derivative instruments	39,354	49,759	47,947	41,469	45,702
Premises and equipment	1,537	1,560	1,565	1,552	1,628
Goodwill	1,598	1,619	1,627	1,609	1,584
Intangible assets	822	812	748	749	712
Other	10,012	9,192	10,073	10,219	9,937
	53,323	62,942	61,960	55,598	59,563
Total Assets	$413,244	$411,640	$397,386	$390,166	$398,623
Liabilities and Shareholders’ Equity
Deposits (Note 10)
Banks	$19,882	$19,435	$19,262	$24,399	$22,318
Businesses and governments	133,084	130,773	123,882	115,251	119,568
Individuals	98,634	99,043	99,647	99,610	98,413
	251,600	249,251	242,791	239,260	240,299
Other Liabilities
Derivative instruments	37,393	47,970	45,110	39,523	42,867
Acceptances	7,194	7,001	6,885	6,981	7,169
Securities sold but not yet purchased	22,152	16,438	18,424	16,475	15,953
Securities lent or sold under repurchase agreements	52,143	47,110	42,237	46,323	50,226
Other	16,656	17,414	16,175	16,257	16,592
	135,538	135,933	128,831	125,559	132,807
Subordinated Debt (Note 9)	3,713	3,776	3,747	3,682	3,742
Capital Trust Securities (Note 10)	400	800	800	1,150	1,150
Shareholders’ Equity
Share capital (Note 11)	9,572	9,498	9,311	9,161	8,939
Contributed surplus	102	92	90	88	89
Retained earnings	13,192	12,848	12,539	12,299	11,981
Accumulated other comprehensive loss	(873)	(558)	(723)	(1,033)	(384)
	21,993	21,880	21,217	20,515	20,625
Total Liabilities and Shareholders’ Equity	$413,244	$411,640	$397,386	$390,166	$398,623

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2011 •	27

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2011	January 31, 2010
Net income	$776	$657
Other Comprehensive Income
Net change in unrealized losses on available-for-sale securities	(94)	(23)
Net change in unrealized gains (losses) on cash flow hedges	(156)	85
Net loss on translation of net foreign operations	(65)	(47)
Total Comprehensive Income	$461	$672

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2011	January 31, 2010
Preferred Shares
Balance at beginning of period	$2,571	$2,571
Balance at End of Period	2,571	2,571
Common Shares
Balance at beginning of period	6,927	6,198
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	50	126
Issued under the Stock Option Plan	24	44
Balance at End of Period	7,001	6,368
Contributed Surplus
Balance at beginning of period	92	79
Stock option expense/exercised	10	10
Balance at End of Period	102	89
Retained Earnings
Balance at beginning of period	12,848	11,748
Net income	776	657
Dividends – Preferred shares	(34)	(35)
– Common shares	(398)	(389)
Balance at End of Period	13,192	11,981
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	515	480
Unrealized losses on available-for-sale securities arising during the period (net of income tax recovery of $39 and $9)	(86)	(21)
Reclassification to earnings of gains in the period (net of income tax recovery of $4 and less than $1)	(8)	(2)
Balance at End of Period	421	457
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of period	62	14
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $68 and $(26))	(183)	77
Reclassification to earnings of losses on cash flow hedges (net of income tax provision of $(10) and $(6))	27	8
Balance at End of Period	(94)	99
Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(1,135)	(893)
Unrealized loss on translation of net foreign operations	(229)	(141)
Impact of hedging unrealized loss on translation of net foreign operations (net of income tax provision of $(64) and $(39))	164	94
Balance at End of Period	(1,200)	(940)
Total Accumulated Other Comprehensive Loss	(873)	(384)
Total Shareholders’ Equity	$21,993	$20,625

The accompanying notes are an integral part of these interim consolidated financial statements.

28	• BMO Financial Group First Quarter Report 2011

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2011	January 31, 2010
Cash Flows from Operating Activities
Net income	$776	$657
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	1	18
Net (gain) on securities, other than trading	(33)	(65)
Net (increase) in trading securities	(3,220)	(6,000)
Provision for credit losses	248	333
(Gain) on sale of securitized loans (Note 3)	(126)	(122)
Change in derivative instruments - decrease in derivative asset	9,865	1,637
- (decrease) in derivative liability	(9,786)	(1,409)
Amortization of premises and equipment	75	65
Amortization of intangible assets	50	50
Net (increase) decrease in future income tax asset	(57)	21
Net (increase) decrease in current income tax asset	155	(660)
Change in accrued interest - decrease in interest receivable	159	101
- (decrease) in interest payable	(155)	(268)
Changes in other items and accruals, net	(2,475)	272
(Gain) on sale of land and buildings	(1)	(4)
Net Cash (Used in) Operating Activities	(4,524)	(5,374)
Cash Flows from Financing Activities
Net increase in deposits	2,758	5,572
Net increase in securities sold but not yet purchased	5,829	3,926
Net increase in securities lent or sold under repurchase agreements	5,405	4,227
Proceeds from issuance of covered bond deposit (Note 10)	1,500	-
Repayment of subordinated debt (Note 9)	-	(500)
Proceeds from issuance of common shares	27	44
Redemption of Capital Trust Securities (Note 10)	(400)	-
Cash dividends paid	(385)	(298)
Net Cash Provided by Financing Activities	14,734	12,971
Cash Flows from Investing Activities
Net (increase) in interest bearing deposits with banks	(376)	(261)
Purchases of securities, other than trading	(4,337)	(8,045)
Maturities of securities, other than trading	5,449	2,322
Proceeds from sales of securities, other than trading	2,176	2,797
Net (increase) in loans	(2,056)	(2,517)
Proceeds from securitization of loans (Note 3)	703	333
Net (increase) decrease in securities borrowed or purchased under resale agreements	(8,072)	1,154
Proceeds from sales of land and buildings	1	5
Premises and equipment - net purchases	(39)	(54)
Purchased and developed software - net purchases	(67)	(43)
Acquisitions (Note 7)	(20)	(898)
Net Cash (Used in) Investing Activities	(6,638)	(5,207)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(223)	(4)
Net Increase in Cash and Cash Equivalents	3,349	2,386
Cash and Cash Equivalents at Beginning of Period	17,368	9,955
Cash and Cash Equivalents at End of Period	$20,717	$12,341
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	19,810	11,341
Cheques and other items in transit, net	907	1,000
	$20,717	$12,341
Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the period	$1,118	$1,039
Amount of income taxes paid (refunded) in the period	$(23)	$810

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2011 •	29

Notes to Consolidated Financial Statements

January 31, 2011 (Unaudited)

Note 1: Basis of Presentation

These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2010 as set out on pages 114 to 168 of our 2010 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our annual consolidated financial statements for the year ended October 31, 2010 and include all normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the periods presented.

Note 2: Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our

Consolidated Balance Sheet. As at January 31, 2011, there was a $13 million ($nil as at January 31, 2010) allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the three months ended	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010
Specific Allowance at beginning of period	52	33	47	51	481	507	10	5	590	596
Provision for credit losses	31	24	125	146	92	158	-	5	248	333
Recoveries	3	2	29	30	26	13	-	-	58	45
Write-offs	(23)	(22)	(147)	(171)	(119)	(161)	-	-	(289)	(354)
Foreign exchange and other	2	-	2	-	(3)	(7)	-	-	1	(7)
Specific Allowance at end of period	65	37	56	56	477	510	10	10	608	613

General Allowance at beginning of period	22	18	340	266	891	968	44	54	1,297	1,306
Provision for credit losses	6	5	39	44	(47)	(40)	2	(9)	-	-
Foreign exchange and other	-	-	-	24	(12)	-	-	-	(12)	24
General Allowance at end of period	28	23	379	334	832	928	46	45	1,285	1,330
Total Allowance	93	60	435	390	1,309	1,438	56	55	1,893	1,943
Comprised of: Loans	93	60	435	390	1,296	1,438	56	55	1,880	1,943
Other credit instruments	-	-	-	-	13	-	-	-	13	-

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on these loans. For the quarter ended January 31, 2011, we recorded new provisions for credit losses of $2 million and recoveries of $6 million related to loans covered by the FDIC loss share agreement. These amounts are net of the amounts expected to be reimbursed by the FDIC.

30	• BMO Financial Group First Quarter Report 2011

Note 3: Securitization

The following tables summarize our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the quarter ended January 31, 2011 and 2010:

(Canadian $ in millions)
	Residential mortgages		Credit card loans		Total
For the three months ended	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010
Net cash proceeds (1)	699	331	-	-	699	331
Deferred purchase price	29	18	-	-	29	18
Servicing liability	(4)	(3)	-	-	(4)	(3)
	724	346	-	-	724	346
Loans sold	709	337	-	-	709	337
Gain on sale of loans from new securitizations	15	9	-	-	15	9
Gain on sale of loans sold to revolving securitization vehicles	12	18	99	95	111	113

(1)	Net cash proceeds represent cash proceeds less issuance costs.

The key weighted-average assumptions used to value the deferred purchase price for securitizations were as follows:

	Residential mortgages		Credit card loans
For the three months ended	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010
Weighted-average life (years)	3.76	4.87	1.00	1.00
Prepayment rate (%)	17.50	16.00	37.63	36.52
Interest rate (%)	4.10	4.19	21.71	21.47
Expected credit losses (%) (1)	-	-	3.90	4.45
Discount rate (%)	2.40	2.87	9.22	9.23

(1)	As the residential mortgages are fully insured, there are no expected credit losses.

BMO Financial Group First Quarter Report 2011 •	31

Note 4: Variable Interest Entities

Total assets in our Variable Interest Entities (“VIEs”) and our maximum exposure to losses are summarized in the following table. For additional information on our VIEs, refer to Note 9 on pages 128 to 130 of our 2010 Annual Report.

(Canadian $ in millions)	January 31, 2011						October 31, 2010
	Exposure to loss					Total assets	Exposure to loss					Total assets
	Undrawn facilities (1)	Drawn facilities and loans provided (2)	Securities held	Derivative assets	Total		Undrawn facilities (1)	Drawn facilities and loans provided (2)	Securities held	Derivative assets	Total
Unconsolidated VIEs in which we have a significant variable interest
Canadian customer securitization vehicles (3)	2,603	-	108	10	2,721	2,269	2,958	-	113	14	3,085	2,976
U.S. customer securitization vehicle	3,610	165	-	10	3,785	3,703	3,905	251	-	2	4,158	4,074
Bank securitization vehicles (3)	5,100	-	641	55	5,796	9,469	5,100	-	637	100	5,837	9,469
Credit protection vehicle – Apex (4)(5)	1,030	-	1,202	349	2,581	2,211	1,030	-	1,128	669	2,827	2,208
Structured investment vehicles (6)	91	4,356	-	24	4,471	4,434	171	5,097	-	30	5,298	5,225
Structured finance vehicles	na	na	6,020	-	6,020	6,727	na	na	4,745	-	4,745	5,330
Capital and funding trusts	43	12	2	-	57	1,279	43	12	2	-	57	1,277
Total	12,477	4,533	7,973	448	25,431	30,092	13,207	5,360	6,625	815	26,007	30,559
Consolidated VIEs
Canadian customer securitization vehicles (3)(7)	127	-	125	-	252	125	200	-	196	-	396	196
Capital and funding trusts	3,548	7,452	580	51	11,631	9,510	4,081	6,919	740	76	11,816	9,673
Structured finance vehicles	-	-	26	-	26	26	-	-	27	-	27	27
Total	3,675	7,452	731	51	11,909	9,661	4,281	6,919	963	76	12,239	9,896

(1)	These facilities include senior funding facilities provided to our credit protection vehicle and structured investment vehicles as well as backstop liquidity facilities provided to our bank securitization vehicles, our Canadian customer securitization vehicles and our U.S. customer securitization vehicle. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at January 31, 2011 and October 31, 2010. Backstop liquidity facilities provided to our U.S. customer securitization vehicle include credit support and are discussed in Note 6.

(2)	Amounts outstanding from backstop liquidity facilities and senior funding facilities are classified as Loans - Businesses and governments.

(3)	Securities held in our bank securitization vehicles are comprised of $115 million of asset-backed commercial paper classified as trading securities ($105 million in 2010), $255 million of deferred purchase price ($261 million in 2010) and $271 million of asset-backed securities ($271 million in 2010) classified as available-for-sale securities. Securities held in our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities. Assets held by all these vehicles relate to assets in Canada.

(4)	Derivatives held with this vehicle are classified as trading instruments. Changes in the fair value of these derivatives are offset by derivatives held with third-party counterparties that are also classified as trading instruments.

(5)	Securities held are classified as trading securities and have a face value of $1,415 million. Our exposure to these securities has been hedged through derivatives.

(6)	Securities held are comprised of capital notes, classified as available-for-sale securities. We have written these notes down to $nil as at January 31, 2011 and October 31, 2010.

(7)	Total assets held as at January 31, 2011 are comprised of a loan of $91 million ($135 million as at October 31, 2010) and $34 million of other assets ($61 million as at October 31, 2010).

na – not applicable

32	• BMO Financial Group First Quarter Report 2011

Note 5: Financial Instruments

Change in Accounting Policy

On August 1, 2008, we elected to transfer from trading to available-for-sale those securities for which we had a change in intent to hold the securities for the foreseeable future rather than to exit or trade them in the short term due to market circumstances at that time.

A continuity of the transferred securities is as follows:

(Canadian $ in millions)
For the three months ended	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	January 31, 2010
Fair value of securities at beginning of period	435	606	791	1,038	1,378
Net (sales/maturities) purchases	(41)	(175)	(183)	(227)	(343)
Fair value change recorded in other comprehensive income	(3)	(2)	(5)	24	38
Other than temporary impairment recorded in income	-	-	-	(8)	(9)
Impact of foreign exchange	(4)	6	3	(36)	(26)
Fair value of securities at end of period	387	435	606	791	1,038

Book Value and Fair Value of Financial Instruments

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Refer to the notes to our annual consolidated financial statements on pages 117, 132 and 160 to 161 in our 2010 Annual Report for further discussion on the determination of fair value.

(Canadian $ in millions)	January 31, 2011			October 31, 2010
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	20,717	20,717	-	17,368	17,368	-
Interest bearing deposits with banks	3,522	3,522	-	3,186	3,186	-
Securities	122,881	122,920	39	123,399	123,433	34
Securities borrowed or purchased under resale agreements	35,887	35,887	-	28,102	28,102	-
Loans
Residential mortgages	50,294	50,985	691	48,715	49,531	816
Consumer instalment and other personal	51,751	51,869	118	51,159	51,223	64
Credit cards	3,221	3,221	-	3,308	3,308	-
Business and governments	66,334	66,118	(216)	68,338	68,084	(254)
	171,600	172,193	593	171,520	172,146	626
Customers’ liability under acceptances	7,194	7,192	(2)	7,001	6,998	(3)
Allowance for credit losses	(1,880)	(1,880)	-	(1,878)	(1,878)	-
Total loans and customers’ liability under acceptances, net of allowance for credit losses	176,914	177,505	591	176,643	177,266	623
Derivative instruments	39,354	39,354	-	49,759	49,759	-
Premises and equipment	1,537	1,537	-	1,560	1,560	-
Goodwill	1,598	1,598	-	1,619	1,619	-
Intangible assets	822	822	-	812	812	-
Other assets	10,012	10,012	-	9,192	9,192	-
	413,244	413,874	630	411,640	412,297	657
Liabilities
Deposits	251,600	251,725	125	249,251	249,544	293
Derivative instruments	37,393	37,393	-	47,970	47,970	-
Acceptances	7,194	7,194	-	7,001	7,001	-
Securities sold but not yet purchased	22,152	22,152	-	16,438	16,438	-
Securities lent or sold under repurchase agreements	52,143	52,143	-	47,110	47,110	-
Other liabilities	16,656	16,727	71	17,414	17,504	90
Subordinated debt	3,713	3,862	149	3,776	3,947	171
Capital trust securities	400	416	16	800	823	23
Shareholders’ equity	21,993	21,993	-	21,880	21,880	-
	413,244	413,605	361	411,640	412,217	577
Total fair value adjustment			269			80

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Instruments Designated as Held for Trading

A portion of our structured note liabilities has been designated as trading under the fair value option and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was an increase in non-interest revenue, trading revenues of $47 million for the quarter ended January 31, 2011. This includes an increase of

$4 million for the quarter ended January 31, 2011 attributable to changes in our credit spread (a decrease in non-interest revenue, trading revenues of $26 million and a charge of $6 million, respectively, for the quarter ended January 31, 2010). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

BMO Financial Group First Quarter Report 2011 •	33

The change in fair value related to changes in our credit spread that has been recognized since they were designated as held for trading to January 31, 2011 was an unrealized loss of $25 million. Starting in 2009, we hedged the exposure to changes in our credit spreads.

The fair value and amount due at contractual maturity of these structured notes accounted for as held for trading as at January 31, 2011 were $3,947 million and $4,086 million, respectively ($3,976 million and $4,084 million, respectively, as at October 31, 2010).

We designate certain insurance investments as trading under the fair value option since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. Electing the fair value option for these investments better aligns the accounting result with the way the portfolio is managed. The fair value of these securities as at January 31, 2011 was $4,349 million ($4,153 million as at October 31, 2010). The impact of recording these as trading securities was a decrease in non-interest revenue, insurance income of $62 million for the quarter ended January 31, 2011 (increase of $92 million for the quarter ended January 31, 2010). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

Fair Value Measurement

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	January 31, 2011			October 31, 2010
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	17,137	33	-	15,932	72	-
Canadian provincial and municipal governments	3,895	25	-	3,910	5	-
U.S. federal government	8,863	-	-	8,060	-	-
U.S. states, municipalities and agencies	837	183	-	849	205	-
Other governments	1,071	-	-	1,365	-	-
Mortgage-backed securities and collateralized mortgage obligations	819	198	-	859	-	211
Corporate debt	7,516	3,511	1,302	7,419	3,595	1,358
Corporate equity	28,052	935	-	27,267	603	-
	68,190	4,885	1,302	65,661	4,480	1,569
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	13,868	-	-	14,701	-	-
Canadian provincial and municipal governments	1,377	279	-	1,442	253	-
U.S. federal government	5,692	-	-	5,658	-	-
U.S. states, municipalities and agencies	-	4,001	18	-	4,237	20
Other governments	7,779	732	-	9,455	587	-
Mortgage-backed securities and collateralized mortgage obligations	656	7,450	-	688	8,204	20
Corporate debt	3,246	163	1,429	2,959	133	1,500
Corporate equity	137	180	360	139	178	369
	32,755	12,805	1,807	35,042	13,592	1,909
Fair Value Liabilities
Securities sold but not yet purchased	22,152	-	-	16,438	-	-
Structured note liabilities	-	3,947	-	-	3,976	-
	22,152	3,947	-	16,438	3,976	-
Derivative Assets
Interest rate contracts	25	23,620	182	24	33,862	217
Foreign exchange contracts	30	9,794	-	45	10,089	-
Commodity contracts	2,020	418	-	2,207	382	-
Equity contracts	1,508	715	3	1,028	617	8
Credit default swaps	-	898	141	-	1,120	160
	3,583	35,445	326	3,304	46,070	385
Derivative Liabilities
Interest rate contracts	27	22,816	39	38	32,593	48
Foreign exchange contracts	17	9,111	-	20	9,517	-
Commodity contracts	1,689	342	-	2,087	501	-
Equity contracts	97	2,429	68	53	2,109	71
Credit default swaps	-	755	3	-	930	3
	1,830	35,453	110	2,198	45,650	122

34	• BMO Financial Group First Quarter Report 2011

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

Sensitivity analysis at January 31, 2011 for the most significant Level 3 instruments is provided below.

Within Level 3 trading securities is corporate debt of $1,234 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.

Within Level 3 available-for-sale corporate debt securities is the deferred purchase price of $602 million related to our off-balance sheet securitization activities. We have determined the valuation of the deferred purchase price (excess spread) based on expected future cash flows. The significant inputs for the valuation model include interest rate, weighted-average prepayment rate, weighted-average maturity, expected credit losses and weighted-average discount rate. The determination of interest rates has the most significant impact on the valuation of the deferred purchase price. The impact of assuming a 10 percent increase or decrease in the interest rate would result in a change in fair value of $86 million and $(86) million, respectively.

Within derivative assets and derivative liabilities as at January 31, 2011 was $322 million and $41 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives and the related securities based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(4) million and $4 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the quarter ended January 31, 2011.

During the quarter ended January 31, 2011, $207 million and $20 million of mortgage-backed securities and collateralized mortgage obligations were transferred from Level 3 to Level 2 within trading securities and available-for-sale securities, respectively, as values for these securities are now obtained through a third party vendor and are based on market prices. Similarly, during the quarter ended January 31, 2011, corporate debt securities within trading securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third party vendor and are based on market prices.

During the quarter ended January 31, 2011, derivative assets of $6 million and derivative liabilities of $9 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

During the year ended October 31, 2010, a portion of the asset-backed commercial paper issued by the conduits known as the Montreal Accord were transferred from Level 3 to Level 2 within corporate debt trading securities because we are now valuing the notes based on broker quotes rather than internal models due to increased broker/dealer trading of these securities, resulting in improved liquidity. In addition, certain available-for-sale corporate debt securities that were previously valued using observable market information were transferred from Level 2 to Level 1 as values for these securities became available in active markets.

Changes in Level 3 Fair Value Measurements

The table on the following page presents a reconciliation of all changes in Level 3 financial instruments during the quarter ended January 31, 2011, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

BMO Financial Group First Quarter Report 2011 •	35

(Canadian $ in millions)
		Change in Fair Value
For the three months ended January 31, 2011	Balance, October 31, 2010	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers out of Level 3	Fair Value as at January 31, 2011	Unrealized Gains (losses) (2)
Trading Securities
Mortgage-backed securities and collateralized mortgage obligations	211	(4)	-	-	-	-	(207)	-	-
Corporate debt	1,358	(3)	-	42	(1)	-	(94)	1,302	4
Total trading securities	1,569	(7)	-	42	(1)	-	(301)	1,302	4
Available-for-Sale Securities
Issued or guaranteed by: U.S. states, municipalities and agencies	20	1	-	-	(3)	-	-	18	-
Mortgage-backed securities and collateralized mortgage obligations	20	-	-	-	-	-	(20)	-	-
Corporate debt	1,500	(60)	(4)	36	(8)	(35)	-	1,429	(4)
Corporate equity	369	(5)	(6)	5	(3)	-	-	360	(6)
Total available-for-sale securities	1,909	(64)	(10)	41	(14)	(35)	(20)	1,807	(10)
Derivative Assets
Interest rate contracts	217	(5)	-	-	-	(30)	-	182	182
Equity contracts	8	1	-	-	-	-	(6)	3	3
Credit default swaps	160	(10)	-	-	-	(9)	-	141	141
Total derivative assets	385	(14)	-	-	-	(39)	(6)	326	326
Derivative Liabilities
Interest rate contracts	48	-	-	-	-	(9)	-	39	39
Equity contracts	71	6	-	-	-	-	(9)	68	68
Credit default swaps	3	-	-	-	-	-	-	3	3
Total derivative liabilities	122	6	-	-	-	(9)	(9)	110	110

(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on January 31, 2011 are included in earnings in the period.
For available-for-sale securities, the unrealized gains or losses on securities still held on January 31, 2011 are included in Accumulated Other Comprehensive Income.

Other Items Measured at Fair Value

Certain assets such as foreclosed assets are measured at fair value at initial recognition but are not required to be measured at fair value on an ongoing basis.

As at January 31, 2011, the bank held $159 million of foreclosed assets measured at fair value at inception, all of which were classified as Level 2. For the quarter ended January 31, 2011, we recorded write-downs of $12 million on these assets.

Note 6: Guarantees

In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $10,154 million as at January 31, 2011 ($10,163 million as at October 31, 2010). None of the standby letters of credit or guarantees had an investment rating as at January 31, 2011 or October 31, 2010. The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at January 31, 2011, $13 million ($9 million as at October 31, 2010) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to third parties (See Note 2). No other amount was included in our Consolidated Balance Sheet as at January 31, 2011 and October 31, 2010 related to those standby letters of credit and guarantees.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $13,176 million as at January 31, 2011 ($14,009 million as at October 31, 2010), of which $10,587 million relates to facilities that are investment grade, $1,559 million that are non-investment grade and $1,030 million that are not rated ($11,036 million, $625 million and $2,348 million, respectively, as at October 31, 2010). As at January 31, 2011, $195 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($292 million as at October 31, 2010), of which $165 million (US$165 million) ($251 million or US$246 million as at October 31, 2010) related to the U.S. customer securitization vehicle discussed in Note 4.

36	• BMO Financial Group First Quarter Report 2011

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 4.

Senior Funding Facilities

We also provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. As at January 31, 2011, $4,356 million had been drawn ($5,097 million as at October 31, 2010) in accordance with the terms of the funding facilities related to the SIVs. As at January 31, 2011, no amounts had been drawn down in accordance with the terms of the funding facility provided to our credit protection vehicle ($nil as at October 31, 2010) (See Note 4).

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at January 31, 2011 or October 31, 2010.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $39,115 million as at January 31, 2011 ($40,650 million as at October 31, 2010), of which $36,544 million relates to swaps that are investment grade, $2,349 million are non-investment grade swaps and $222 million are not rated ($37,764 million, $2,622 million and $264 million, respectively, as at October 31, 2010). The terms of these contracts range from one day to 12 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $758 million as at January 31, 2011 ($933 million as at October 31, 2010).

Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from less than one month to eight years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $453 million as at January 31, 2011 ($599 million as at October 31, 2010), none of which had an investment rating (none of which had an investment rating as at October 31, 2010).

Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from 11 months to 25 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $93 million as at January 31, 2011 ($87 million as at October 31, 2010), none of which had an investment rating (none of which had an investment rating as at October 31, 2010).

Note 7: Acquisitions

We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets and the liabilities assumed based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

AMCORE Bank, N.A. (“AMCORE”)

On April 23, 2010, we completed the acquisition of certain assets and liabilities of AMCORE from the FDIC for total consideration of $253 million, subject to a post-closing adjustment based on net assets. During the year ended October 31, 2010, we reduced the purchase price by $28 million based on a revaluation of the net assets acquired. As part of the acquisition, we had the option to purchase certain AMCORE branches after the close of the transaction. During the quarter ended January 31, 2011, we increased the purchase price by $20 million to $245 million as a result of the purchase of certain of these branches. The acquired assets and liabilities are included in our Personal and Commercial Banking U.S. reporting segment.

Future Acquisitions

Marshall & Ilsley Corporation (“M&I”)

On December 17, 2010, we announced that we had reached a definitive agreement to purchase M&I in a common stock-for-common stock transaction. The purchase price will depend on the number of M&I common shares outstanding at the closing date and is estimated at $4.1 billion. In addition, we have agreed to purchase M&I’s Troubled Asset Relief Program (“TARP”) preferred shares and warrants from the U.S. Treasury. The acquisition of M&I will strengthen our competitive position in the U.S. Midwest markets. Subject to regulatory approval and shareholders’ vote, the acquisition is expected to close in the third quarter of fiscal 2011. M&I will primarily be part of our Personal and Commercial Banking U.S. reporting segment.

Lloyd George Management (“LGM”)

On January 11, 2011, we announced that we had reached a definitive agreement to purchase Hong Kong-based LGM. The acquisition will allow us to expand our portfolio management capabilities in Asia and emerging markets. The acquisition is anticipated to close early in the third quarter of fiscal 2011. LGM will be part of our Private Client Group reporting segment.

BMO Financial Group First Quarter Report 2011 •	37

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)

AMCORE
Cash resources (1)	420
Securities	10
Loans	1,551
Premises and equipment	20
Goodwill	86
Intangible assets	24
Other assets	494
Total assets	2,605
Deposits	2,207
Other liabilities	153
Total liabilities	2,360
Purchase price	245

(1)	Cash resources, acquired through the AMCORE acquisition include cash and cash equivalents and interest bearing deposits.

Note 8: Employee Compensation

Stock Options

During the quarter ended January 31, 2011, we granted a total of 1,798,913 stock options (1,737,204 stock options during the quarter ended January 31, 2010). The weighted-average fair value of options granted during the quarter ended

January 31, 2011 was $10.60 per option. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For stock options granted during the three months ended January 31, 2011
Expected dividend yield	4.7%
Expected share price volatility	24.0%
Risk-free rate of return	2.9%
Expected period until exercise (in years)	6.5

Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010
Benefits earned by employees	38	33	6	5
Interest cost on accrued benefit liability	63	64	13	14
Actuarial loss recognized in expense	21	18	1	1
Amortization of plan amendment costs	4	4	(2)	(2)
Expected return on plan assets	(82)	(71)	(1)	(1)
Benefits expense	44	48	17	17
Canada and Quebec pension plan expense	15	14	-	-
Defined contribution expense	2	2	-	-
Total pension and other employee future benefit expenses	61	64	17	17

Note 9: Subordinated Debt

During the quarter ended January 31, 2010, we redeemed all of our 4.00% Series C Medium-Term Notes, First Tranche, due 2015, totalling $500 million.

The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.

Note 10: Deposits and Capital Trust Securities

Deposits

During the quarter ended January 31, 2011, we had a deposit related to the issuance of US$1.5 billion Covered Bond – Series 3. This deposit pays interest of 2.625% and matures in January 25, 2016.

Capital Trust Securities

During the quarter ended January 31, 2011, we redeemed all of our BMO Capital Trust Securities – Series B (“BMO BOaTs – Series B”) at a redemption amount equal to $1,000, for an aggregate redemption of $400 million, plus unpaid distributions.

38	• BMO Financial Group First Quarter Report 2011

Note 11: Share Capital

During the quarter ended January 31, 2011, and January 31, 2010 we did not issue or redeem any preferred shares.

On December 13, 2010, we announced the renewal of our normal course issuer bid, which allows us to repurchase up to 15,000,000 of our common shares during the period from December 16, 2010 to December 15, 2011.

We did not repurchase any shares under our previous normal course issuer bid, which expired on December 1, 2010. The previous normal course issuer bid authorized the repurchase for cancellation up to 15,000,000 of our common shares commencing December 2, 2009.

During the quarters ended January 31, 2011 and January 31, 2010, we did not repurchase any common shares under our normal course issuer bid.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	January 31, 2011			October, 31, 2010

	Number of shares	Amount	Number of shares	Amount	Convertible into...
Preferred Shares - Classified as Equity
Class B - Series 5	8,000,000	200	8,000,000	200	-
Class B - Series 10 (b)	12,000,000	396	12,000,000	396	common shares (c)
Class B - Series 13	14,000,000	350	14,000,000	350	-
Class B - Series 14	10,000,000	250	10,000,000	250	-
Class B - Series 15	10,000,000	250	10,000,000	250	-
Class B - Series 16	12,000,000	300	12,000,000	300	preferred shares - class B-series 17 (d)
Class B - Series 18	6,000,000	150	6,000,000	150	preferred shares - class B-series 19 (d)
Class B - Series 21	11,000,000	275	11,000,000	275	preferred shares - class B-series 22 (d)
Class B - Series 23	16,000,000	400	16,000,000	400	preferred shares - class B-series 24 (d)
		2,571		2,571
Common Shares	567,773,318	7,001	566,468,440	6,927
Share Capital		9,572		9,498

(a)	For additional information refer to Notes 20 and 22 to our consolidated financial statements for the year ended October 31, 2010 on pages 145 to 149 of our 2010 Annual Report.
(b)	Face value is US$300 million.
(c)	The number of shares issuable on conversion is not determinable until the date of conversion.
(d)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(e)	The stock options issued under stock option plan are convertible into 16,058,605 common shares as at January 31, 2011 (15,232,139 common shares as at October 31, 2010).

Note 12: Earnings Per Share

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2011	January 31, 2010
Net income	776	657
Dividends on preferred shares	(34)	(35)
Net income available to common shareholders	742	622
Average number of common shares outstanding (in thousands)	567,301	553,992
Basic earnings per share (Canadian $)	1.31	1.12

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2011	January 31, 2010
Net income available to common shareholders adjusted for dilution effect	742	622
Average number of common shares outstanding (in thousands)	567,301	553,992
Convertible shares	248	253
Stock options potentially exercisable (1)	10,298	10,454
Common shares potentially repurchased	(7,909)	(7,388)
Average diluted number of common shares outstanding (in thousands)	569,938	557,311
Diluted earnings per share (Canadian $)	1.30	1.12

(1)	In computing diluted earnings per share we excluded average stock options outstanding of 458,124 with a weighted-average exercise price of $63.92 for the three months ended January 31, 2011 (1,108,825 with a weighted-average exercise price of $58.39 for the three months ended January 31, 2010) as the average share price for the period did not exceed the exercise price.

BMO Financial Group First Quarter Report 2011 •	39

Note 13: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: meets our target regulatory capital ratios and internal assessment of risk-based capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We have met our capital targets as at January 31, 2011. Our capital position as at January 31, 2011 is detailed in the Capital Management section on page 14 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

Note 14: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for a negative impact on the balance sheet and/or statement of income resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Key measures as at January 31, 2011 are outlined in the Risk Management section on page 9 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

Note 15: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada

Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including everyday banking, financing, investing and credit cards, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines.

Personal and Commercial Banking U.S.

Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines. Effective in the year ended October 31, 2010, we identified U.S. mid-market client accounts that would be better served by a commercial banking model and transferred their balances to P&C U.S. from BMO Capital Markets. Prior periods have been restated to reflect this reclassification.

Private Client Group

Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions. PCG operates in both Canada and the United States, as well as in China and the United Kingdom.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading. Effective in the year ended October 31, 2010, we identified U.S. mid-market client accounts that would be better served by a commercial banking model and transferred the accounts to P&C U.S. from BMO CM. Prior periods have been restated to reflect this reclassification.

40	• BMO Financial Group First Quarter Report 2011

Corporate Services

Corporate Services includes the corporate units that provide expertise and governance support in areas such as Technology and Operations (“T&O”), strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&O manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.

Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.

Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provisions for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

During the year ended October 31, 2010, we changed the accounting for certain BMO CM transactions on a basis that reflects their teb. We believe these adjustments are useful and reflect how BMO CM manages its business, since it enhances the comparability of taxable revenues and tax-advantaged revenues.

The change results in increases in net interest income and income taxes in BMO CM with offsetting amounts reflected in Corporate Services. There was no overall net income change in either of the two groups. Prior periods have been restated to reflect this reclassification.

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.

Securitization Accounting

During the year ended October 31, 2010, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada, with offsetting amounts in Corporate Services, and net interest income earned on all securitized mortgage assets is included in P&C Canada net interest income. Previously, net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. Prior periods have been restated to conform to this new presentation.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocated our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

BMO Financial Group First Quarter Report 2011 •	41

Our results and average assets, grouped by operating segment and geographic region, are as follows:

(Canadian $ in millions)
For the three months ended January 31, 2011 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis)
Net interest income	1,109	290	103	336	(211)	1,627
Non-interest revenue	419	72	558	627	43	1,719
Total Revenue	1,528	362	661	963	(168)	3,346
Provision for credit losses	136	37	2	30	43	248
Amortization	34	19	9	7	49	118
Non-interest expense	739	242	450	486	11	1,928
Income before taxes and non-controlling interest in subsidiaries	619	64	200	440	(271)	1,052
Income taxes	175	22	47	183	(169)	258
Non-controlling interest in subsidiaries	-	-	-	-	18	18
Net Income	444	42	153	257	(120)	776
Average Assets	151,320	31,425	14,991	209,933	10,251	417,920
Goodwill (As At)	120	1,002	362	112	2	1,598

For the three months ended January 31, 2010 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis)
Net interest income	1,018	265	87	361	(199)	1,532
Non-interest revenue	394	84	463	482	70	1,493
Total Revenue	1,412	349	550	843	(129)	3,025
Provision for credit losses	120	31	2	65	115	333
Amortization	33	16	9	9	48	115
Non-interest expense	678	226	393	462	(35)	1,724
Income before taxes and non-controlling interest in subsidiaries	581	76	146	307	(257)	853
Income taxes	178	25	35	95	(156)	177
Non-controlling interest in subsidiaries	-	-	-	-	19	19
Net Income	403	51	111	212	(120)	657
Average Assets	141,347	33,152	13,593	201,538	4,090	393,720
Goodwill (As At)	128	973	365	116	2	1,584

For the three months ended January 31, 2011 (2)	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	1,256	348	23	1,627
Non-interest revenue	1,321	305	93	1,719
Total Revenue	2,577	653	116	3,346
Provision for credit losses	116	132	-	248
Amortization	88	29	1	118
Non-interest expense	1,396	480	52	1,928
Income before taxes and non-controlling interest in subsidiaries	977	12	63	1,052
Income taxes	224	29	5	258
Non-controlling interest in subsidiaries	13	5	-	18
Net Income	740	(22)	58	776
Average Assets	273,120	121,858	22,942	417,920
Goodwill (As At)	447	1,130	21	1,598

For the three months ended January 31, 2010 (2)	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	1,149	347	36	1,532
Non-interest revenue	1,076	333	84	1,493
Total Revenue	2,225	680	120	3,025
Provision for credit losses	138	190	5	333
Amortization	87	27	1	115
Non-interest expense	1,256	425	43	1,724
Income before taxes and non-controlling interest in subsidiaries	744	38	71	853
Income taxes	168	1	8	177
Non-controlling interest in subsidiaries	14	5	-	19
Net Income	562	32	63	657
Average Assets	257,126	110,612	25,982	393,720
Goodwill (As At)	452	1,110	22	1,584

(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis - see Basis of Presentation section.

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

42	• BMO Financial Group First Quarter Report 2011